UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
        Washington, D.C.  20549

             SCHEDULE 13G

Under the Securities Exchange Act of 1934
          (Amendment No. 1)*


  AMERICAN DENTAL TECHNOLOGIES, INC.
           (Name of Issuer)


             Common Stock
    (Title of Class of Securities)


              025352-10-5
            (CUSIP Number)


           December 31, 1999
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/ /Rule 13d-1(b)
/x/Rule 13d-1(c)
/ /Rule 13d-1(d)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            SCHEDULE 13G

CUSIP No. 025352-10-5



1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Charles A. Nichols

2  Check The Appropriate Box If A Member Of A Group*            (a) [  ]

                                                                (b) [  ]

3  SEC Use Only



4  Citizenship or Place of Organization

   United States

                           5    Sole Voting Power
                                  498,180

   Number Of
    Shares                 6    Shared Voting Power
 Beneficially                   -0-
  Owned By
    Each                   7    Sole Dispositive Power
  Reporting                      498,180
   Person
    With                   8    Shared Dispositive Power
                                -0-

9 Aggregate Amount Beneficially Owned By Each Reporting Person
    498,180

10 Check Box If The Aggregate Amount In Row (9) Excludes            [  ]
   Certain Shares*

11 Percent Of Class Represented By Amount In Row (9)

  6.7%

12 Type Of Reporting Person*

   IN

                * SEE INSTRUCTIONS BEFORE FILLING OUT





















Item 1(a)      Name of Issuer:

               AMERICAN DENTAL TECHNOLOGIES, INC.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               5555 Bear Lane
               Corpus Christi, TX 78405

Item 2(a)      Name of Person Filing:
               Charles A. Nichols

Item 2(b)      Address of Principal Business Office:
               5555 Bear Lane
               Corpus Christi, TX 78405

Item 2(c)      Citizenship:
               United States

Item 2(d)      Title of Class of Securities:
               Common Stock, $.04 par value

Item 2(e)      CUSIP No.: 025352-10-5

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
               Not applicable.

Item 4.        Ownership.
                       (a) Amount Beneficially Owned (as of December 31, 1999): 498,180

                       (b)    Percent of Class: 6.7%

                       (c) Number of shares as to which such person has:

                              (i)    sole power to vote or to direct the
                                     vote - 498,180

                              (ii)   shared power to vote or to direct
                                     the vote - 0

                              (iii)  sole power to dispose or to direct
                                     the disposition of
                                        - 498,180

                              (iv)   shared power to dispose or to
                                     direct the disposition of - 0

Item 5. Ownership of Five Percent or Less of a Class.
        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
        Not applicable.

Item 8. Identification and Classification of Members of the Group.
        Not applicable.

Item 9. Notice of Dissolution of Group.
        Not applicable.

Item 10. Certifications.
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                              Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 11, 2000


By: /S/ Charles A. Nichols
    -----------------------
    Charles A. Nichols